Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-286362

February 23, 2026

EVERSOURCE ENERGY

Pricing Term Sheet

Issuer:	Eversource Energy

Security:	$750,000,000 Junior Subordinated Notes, Series B, Due 2056

Principal Amount:	$750,000,000

Maturity Date:	August 15, 2056

Coupon:	From and including the original issuance date to, but excluding, August 15, 2036 (the “First Series B Reset Date”) at the rate of 6.350% per year and from and including the First Series B Reset Date, during each Reset Period, at a rate per year equal to the Five-year U.S. Treasury Rate as of the most recent Reset Interest Determination Date plus a spread of 2.325%, to be reset on each Series B Reset Date; provided, that the interest rate during any Reset Period will not reset below 6.350%.

Series B Reset Date:	The First Series B Reset Date and August 15 of every fifth year after 2036.

Price to Public:	100.000% of the principal amount

Interest Payment Dates:	Semi-annually in arrears on February 15 and August 15 of each year, commencing on August 15, 2026

Optional Deferral of Interest:	Up to 10 consecutive years per deferral

Par Call:	In whole or in part on one or more occasions at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (i) on any day in the period commencing on the date falling 90 days prior to the First Series B Reset Date and ending on and including the First Series B Reset Date and (ii) after the First Series B Reset Date, on any interest payment date

Tax Event Call:	In whole, but not in part, at 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, at any time within 120 days after a Tax Event

Rating Agency Event Call:	In whole, but not in part, at 102% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, at any time within 120 days after a Rating Agency Event

Trade Date:	February 23, 2026

Settlement Date*:	February 26, 2026 (T+3)

CUSIP / ISIN:	30040W BD9/US30040WBD92

Expected Ratings**:	Baa3 (Moody’s); BBB- (S&P); BB+ (Fitch)

Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC MUFG Securities Americas Inc.

Co-Managers:	Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

* Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Securities in the secondary market prior to the date that is one business day before the settlement date will be required, by virtue of the fact that the Securities will initially settle T+3 (on February 26, 2026) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Securities who wish to trade Securities prior to the date that is one business day before the settlement date should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847; BofA Securities, Inc. toll-free at (800) 294-1322; Citigroup Global Markets Inc. toll-free at (800) 831-9146; J.P. Morgan Securities LLC collect at (212) 834-4533; Morgan Stanley & Co. LLC toll-free at (866) 718-1649; or MUFG Securities Americas Inc. toll-free at (877) 649-6848.